EXHIBIT 99.1
                                                                  ------------


                         ADVANTAGE ENERGY INCOME FUND

                    INFORMATION CIRCULAR - PROXY STATEMENT
                              DATED MARCH 7, 2006

           FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
                   TO BE HELD ON WEDNESDAY, APRIL 26TH, 2006


SOLICITATION OF PROXIES

         THIS INFORMATION CIRCULAR - PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY ADVANTAGE INVESTMENT MANAGEMENT LTD., THE MANAGER (THE "MANAGER") OF ADVANTAGE ENERGY INCOME FUND (the "Trust", the "Fund" or "Advantage"), for use at the Annual General and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 26th day of April, 2006 at 3:00 p.m. (Calgary time) in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

         The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Trust Units and special voting units ("Special Voting Units"). One Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, Advantage Oil & Gas Ltd. ("AOG" or the "Corporation"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

         Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor,
Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on March 7, 2006 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even if the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF AOG AND/OR THE MANAGER. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A
UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

         The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of AOG as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

         A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

         A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

         THE SOLICITATION IS MADE ON BEHALF OF THE MANAGER OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

         The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

         IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

         The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003, May 26, 2004, April 27, 2005 and December 13, 2005
(collectively, the "Trust Indenture").

         The Trust is authorized to issue an unlimited number of Trust Units. As at March 1, 2006, 59,411,659 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 1, 2006, one Special Voting Unit had been issued. As at March 1, 2006 the Corporation also has outstanding $1,921,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $6,666,000 principal amount of 9% convertible unsecured subordinated debentures (the "9%
Debentures"), $6,488,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") $46,766,000 principal amount of 7.75% convertible unsecured subordinated debentures (the "7.75% Debentures") and $52,593,000 principal amount of 7.50% convertible subordinated debentures (the "7.50% Debentures"). The 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures and 7.50% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit, $16.50 per Trust Unit, $21.00 per Trust Unit and $20.25 per Trust Unit respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture, 8.25% Debenture, 7.75% Debentures and 7.50% Debentures, are collectively referred to as the "Debentures").

         At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

         When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

         To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

         The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 1, 2006 is approximately 3.6% (2,108,797 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $754,000 principal amount of Debentures.

QUORUM FOR MEETING

         At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chair of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

         All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1.       APPOINTMENT OF TRUSTEE OF THE TRUST

         The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2.       SELECTION OF DIRECTORS OF AOG

         Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and it is proposed that the Board of Directors be comprised of seven (7) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chair of the Board of Directors of AOG.

         The five (5) nominees for selection as directors of AOG by Unitholders are as follows:

         Ronald A. McIntosh
         Roderick M. Myers
         Carol D. Pennycook
         Steven Sharpe
         Rodger A. Tourigny

         The names and provinces of residence of the five (5) persons nominated for selection as directors of AOG by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in AOG, the time served as director, and the principal occupation of each are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                   Number of Trust
                                        Units
                                     Beneficially
      Name and Province                Owned or           Offices Held and Time as                     Principal
         of Residence                 Controlled                  Director                            Occupation
-----------------------------------------------------------------------------------------------------------------------------------
Ronald A.  McIntosh(1)(2)(3)(5)           6,841         Director since September 25,      Chair of NAV Energy Trust, a publicly
Alberta, Canada                                         1998(6)                           traded royalty trust
-----------------------------------------------------------------------------------------------------------------------------------
Roderick M. Myers(2)(3)(5)              282,951         Director since December 31,       Independent businessman
British Columbia, Canada                                1996(6)
-----------------------------------------------------------------------------------------------------------------------------------
Carol D. Pennycook(3)(5)                  3,000         Director since May 26, 2004       Partner at the law firm of Davies Ward
Ontario, Canada                                                                           Phillips & Vineberg LLP
-----------------------------------------------------------------------------------------------------------------------------------
Steven Sharpe(1)(3)(5)                    3,945         Non-Executive Chair and           Managing Partner of Blair Franklin
Ontario, Canada                                         Director since May 24, 2001       Capital Partners Inc., an investment
                                                                                          banking firm
-----------------------------------------------------------------------------------------------------------------------------------
Rodger A. Tourigny(1)(5)(7)                 Nil         Director since December 31,       President of Tourigny Management
Alberta, Canada                                         1996(6)                           Ltd., a private oil and gas consulting
                                                                                          company
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1)  Member of Audit Committee.
(2)  Member of Independent Reserve Evaluation Committee.
(3)  Member  of  Human  Resources,   Compensation   and  Corporate   Governance
     Committee.
(4)  AOG does not have an executive committee of its Board of Directors.
(5) Each of Messrs. McIntosh and Myers owns 72,500 Trust Unit incentive rights. Each of Mr. Sharpe and Ms. Pennycook owns 37,500 Trust Unit incentive rights. Mr. Tourigny owns 52,500 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr. McIntosh owns $19,000 principal amount of Debentures and Mr. Myers owns $500,000 principal amount of Debentures.
(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.
(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the Toronto Stock Exchange ("TSX") on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

         As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

         Kelly I. Drader
         Gary F. Bourgeois

         The names and municipalities of residence of Messrs Bourgeois and Drader, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                              Number of Trust
                                   Units
                                Beneficially
 Name and Province                Owned or           Offices Held and Time as                     Principal
    of Residence                 Controlled                  Director                            Occupation
-----------------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader                  666,326          President and Chief Executive     President and Chief Executive Officer
Alberta, Canada                                   Officer and Director since        of AOG and the Manager
                                                  May 24, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Gary F. Bourgeois                326,623          Vice President and Director       Vice President, Corporate Development
Ontario, Canada                                   since May 24, 2001                of AOG and Vice President of the Manager
-----------------------------------------------------------------------------------------------------------------------------------


3.       APPOINTMENT OF AUDITORS OF THE TRUST

         The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

         The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

         Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

         Certain information regarding the audit committee, including the fees paid to the Trust's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust's renewal annual information form for the year ended December 31, 2005, an electronic copy of which is available on the internet on the Trust's SEDAR profile at WWW.SEDAR.COM.

4.       ISSUANCE OF TRUST UNITS (IN LIEU OF CASH) FOR PAYMENT OF ANNUAL
         PERFORMANCE FEE

         As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the amended and restated management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated December 30, 2005, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2006 to December 31, 2006). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2006) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange and the New York Stock Exchange".

         For the year ended December 31, 2005, the Performance Fee was $10,544,306 and the Manager elected, pursuant to the Management Agreement, that 100% of the Performance Fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units of which 190,105 were allocated to the Manager and 285,158 were allocated to employees of AOG.

         The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "security based compensation arrangement" and, accordingly, the TSX requires that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the Trust Units voted at the Meeting by unitholders of the Trust.

         The TSX requires that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2006 year to not exceed 2,000,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

         Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 2,000,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. A vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting.

         At the Meeting, unitholders will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

               "BE IT RESOLVED THAT the issuance of up to 2,000,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

         The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2006 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

EXECUTIVE COMPENSATION

CASH AND OTHER COMPENSATION

         The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's four most highly compensated executive officers during for the years ended December 31, 2003 to December 31, 2005 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

                                           SUMMARY COMPENSATION TABLE

----------------------------------|-----------------------------------|------------------------------------|-------------
                                  |                                   |         Long-Term Compensation     |
                                  |                                   |                            Payout  |
                                  |       Annual Compensation         |          Awards               $    |
----------------------------------|-----------------------------------|------------------------------------|-------------
                                                                         Securities    Shares or
                                                                           Under        Units
                                                                         Options/    Subject to
                            Year                              Other        SARs        Resale       LTIP       All Other
  Name and Principal       Ended     Salary       Bonus       Annual      Granted   Restrictions  Payouts   Compensation
       Position           Dec. 31      ($)         ($)     Compensation     (#)          ($)         ($)         ($)
-------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader(2)          2005     190,550       Nil         Nil          Nil          Nil         Nil         Nil
President and Chief         2004     206,000       Nil         Nil          Nil          Nil         Nil         Nil
Executive Officer           2003     206,000       Nil         Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns(2)        2005     173,063       Nil         Nil          Nil          Nil         Nil         Nil
Senior Vice President       2004     177,500       Nil         Nil          Nil          Nil         Nil         Nil
                            2003     177,500       Nil         Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Peter Hanrahan, Vice        2005     152,088    86,057(1)      Nil          Nil          Nil         Nil         Nil
President, Finance and      2004     143,750    43,700(1)      Nil          Nil          Nil         Nil         Nil
Chief Financial             2003     125,000    36,164(1)      Nil          Nil          Nil         Nil         Nil
Officer
-------------------------------------------------------------------------------------------------------------------------
Gary Bourgeois(2)           2005     139,718       Nil         Nil          Nil          Nil         Nil         Nil
Vice President,             2004     143,300       Nil         Nil          Nil          Nil         Nil         Nil
Corporate Development       2003     143,300       Nil         Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Rick Mazurkewich            2005     152,013    86,057(1)      Nil          Nil          Nil         Nil         Nil
Vice President,             2004     149,032    61,899(1)      Nil          Nil          Nil         Nil         Nil
Operations                  2003     143,300    60,273(1)      Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------
Weldon Kary                 2005     152,088    86,057(1)      Nil          Nil          Nil         Nil         Nil
Vice President,             2004     136,316    45,393(1)      Nil          Nil          Nil         Nil         Nil
Exploitation                2003     127,500    44,200(1)      Nil          Nil          Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Represents amounts allocated to Messrs. Hanrahan, Mazurkewich and Kary pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan, Mazurkewich and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2003, Messrs. Hanrahan, Mazurkewich and Kary were allocated $561,737, $936,228 and $749,978, respectively, which amounts were paid in Trust Units after reductions for the applicable statutory withholdings. For services rendered during 2004, Messrs. Hanrahan, Mazurkewich and Kary were allocated $823,462, $1,024,640 and $823,462, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2005, Messrs. Hanrahan, Mazurkewich and Kary were allocated $465,937, $457,268 and $503,507, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings.
(2) These officers hold economic interests in the Manager and, accordingly, receive an indirect compensation through amounts paid to the Manager. See "Management Agreement - Management Fees".


MANAGEMENT AGREEMENT

         The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

THE MANAGER

         The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The name, province of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

-------------------------------------------------------------------------------------------------------------------------------
Name and Province of
    Residence                   Position with AOG and/or the Manager                         Principal Occupation
-------------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader             Director, President and Chief Executive Officer     President and Chief Executive Officer of AOG
Alberta, Canada             of AOG and the Manager
-------------------------------------------------------------------------------------------------------------------------------
Gary F. Bourgeois           Director, Vice President, Corporate Development     Vice President, Corporate Development of AOG
Ontario, Canada             of AOG and Director and Vice President of the
                            Manager
-------------------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns           Senior Vice President of AOG and Director and       Senior Vice President of AOG
Alberta, Canada             Vice President and Secretary of the Manager
-------------------------------------------------------------------------------------------------------------------------------

         In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois and Cairns also indirectly receive management fees in their capacities as shareholders of the Manager.

MANAGEMENT FEES

         In  its  role  under  the   Management   Agreement   as  manager   and
administrator of AOG and the Trust, the Manager receives the following fees:

         (a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

         (b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

         In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2005, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $10,544,306 and the Operating Fee totalled $3,665,145. In respect of the 2005 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 475,262 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,326,583 (paid with 285,157 Trust Units) of the $10,544,306 Performance Fee for 2005 and $2,355,290 of the $1,309,855 Operating Fee for 2005 was allocated to the employees of AOG with the balance allocated to the Manager.

         For the year ended December 31, 2004, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $21,632,128 and the Operating Fee totalled $2,622,672. In respect of the 2004 Performance Fee, the Manager elected that 77% of the fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $8,652,851 (paid with 398,631 Trust Units) of the $21,632,128 Performance Fee for 2004 and $929,068 of the $2,322,670 Operating Fee for 2004 was allocated to the employees of AOG with the balance allocated to the Manager.

         For the year ended December 31, 2003, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $19,592,085 and the Operating Fee totalled $1,679,492. In respect of the 2003 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,530,695 (paid with 366,368 Trust Units) of the $19,592,085 Performance Fee for 2003 and $559,831 of the $1,679,492 Operating Fee for 2003 was allocated to the employees of AOG with the balance allocated to the Manager.

         The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2005, 2004 and 2003 representatives of the Manager who acted as employees or officers of AOG received an aggregate of $503,331, $526,800 and $670,000, in salary, respectively.

         The Manager does not receive any acquisition or disposition fees.

         The Operating Fee and Performance Fee referred to in paragraphs (a) and (b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and were historically allocated such that the Manager received 66?% of the Management Fees and the employees of AOG receive 33?% of the Management Fees. The Management Agreement was amended effective October 4, 2004 with the Performance Fee allocated such that the Manager received 60% of the Management Fees and the employees of AOG receive 40% of the Management Fees. As a result of further amendments to the Management Agreement, effective December 30, 2005, the Performance Fee will be allocated by the Manager on the following basis:

                        the Manager                 40%
                        Employees of AOG            60%

         The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

TERM AND TERMINATION

         The initial term (the "Initial Term") of the original Management Agreement ran from May 21, 2001 to May 21, 2004, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee equal to the Management Fees paid for the immediately-prior 2 1/2 years shall be payable.

         In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

REPORT ON EXECUTIVE COMPENSATION

         The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Ronald McIntosh, Roderick Myers and Carol Pennycook and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

         The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

         To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer's salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources, Compensation and Corporate Governance Committee to determine the Chief Executive Officer's salary is consistent with the terms of the Management Agreement, which requires that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

         Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

         The responsibility of the Corporation's Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust's unitholders. The combination of base salary, coupled with the Chief Executive Officers beneficial interest in the Manager provides incentive to the Chief Executive Officer and the Corporation's other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

         The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

         Steven Sharpe (Chair)
         Ronald A. McIntosh
         Roderick M. Myers
         Carol D. Pennycook

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2005. The only such plan in existence is the Trust Unit Rights Incentive Plan described under the heading "Remuneration of Directors of AOG".

------------------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER OF SECURITIES
                                              NUMBER OF SECURITIES                            REMAINING AVAILABLE FOR
                                                TO BE ISSUED UPON      WEIGHTED-AVERAGE        FUTURE ISSUANCE UNDER
                                                   EXERCISE OF         EXERCISE PRICE OF     EQUITY COMPENSATION PLANS
                                              OUTSTANDING OPTIONS,   OUTSTANDING OPTIONS,      (EXCLUDING SECURITIES
                                               WARRANTS AND RIGHTS    WARRANTS AND RIGHTS    REFLECTED IN COLUMN (A))

PLAN CATEGORY                                          (A)                    (B)                       (C)
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by          310,000 Trust Units          $10.42              100,000 Trust Units
securityholders
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by              N/A                    N/A                       N/A
securityholders
------------------------------------------------------------------------------------------------------------------------
Total                                          310,000 Trust Units          $10.42              100,000 Trust Units
------------------------------------------------------------------------------------------------------------------------

PERFORMANCE CHART

         The following graph illustrates changes from December 31, 2001 to December 31, 2005, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)


                             [LINE GRAPH OMITTED]

                         [PLOT POINTS FOLLOWING PAGE]

                                                       -----------------------------------------------------------------
                                                        2001/12/31    2002/12/31   2003/12/31   2004/12/31   2005/12/31
-------------------------------------------------------------------------------------------------------------------------
Advantage Energy Income Fund Unitholder Total Return        100          181           274          360          404
-------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                                     100           88           111          127          158
-------------------------------------------------------------------------------------------------------------------------
TSX Oil & Gas Exploration and Production Index              100          116           140          196          341
-------------------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Trust Index                                  100          119           174          228          340
-------------------------------------------------------------------------------------------------------------------------

Note:
(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared from December 31, 2001 to December 31, 2005 respectively.


CORPORATE GOVERNANCE

GENERAL

         The Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and National Instrument 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

         As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with three of the NYSE Rules: 1) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and 3) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

         Set out in Schedule "A" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

REMUNERATION OF DIRECTORS OF AOG

            The Chair of AOG is paid a flat fee annual retainer of $80,000, the Chair of the Audit Committee is paid a flat fee annual retainer of $65,000 and each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, receive a flat fee annual retainer of $50,000 plus expenses of attending Board of Directors meetings. In the fiscal period of the Trust ended December 31, 2005, a total of $345,000 in fees were paid to the independent directors of AOG. No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

         In addition to the aforementioned fees, the independent directors of AOG receive Trust Unit incentive rights (the "Rights") pursuant to the Trust Unit Rights Incentive Plan (the "Plan"). To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

         The Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000 Trust Units may be issued under the Plan, of which 400,000 Rights have been issued to date and 90,000 of which have been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time during the year ended December 31, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

         There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2005 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2005, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

         The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

         Additional information relating to the Trust is available on SEDAR at www.sedar.com. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2005 annual report to unitholders containing comparative financial statements for 2005 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Vice President, Finance and Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (WWW.ADVANTAGEINCOME.COM).


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                                                           SCHEDULE "A"

                                     ADVANTAGE FORM 58-101F1 CORPORATE GOVERNANCE DISCLOSURE

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GUIDELINES                                                                              COMMENTARY
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1.      BOARD OF DIRECTORS

(a)     Disclose the identity of directors              Ronald A. McIntosh, Roderick M. Myers, Steven Sharpe, Carol D. Pennycook,
        who are independent.                            Lamont Tolley and Rodger A. Tourigny are all independent within the meaning of NI 58-101.

(b)     Disclose the identity of directors              Kelly Drader is not independent as he is the President and Chief Executive
        who are not independent, and describe           Officer. Gary Bourgeois is not independent as he is the Vice President,
        the basis for that determination.               Corporate Development.

(c)     Disclose whether or not a majority of           During the most recently completed financial year, there were eight
        directors are independent. If a majority        directors in total, six of whom are independent.
        of directors are not independent,
        describe what the board of directors
        (the "board") does to facilitate its
        exercise of independent judgement in
        carrying out its responsibilities.

(d)     If a director is presently a director           NAME OF DIRECTOR         NAME OF OTHER REPORTING ISSUER
        of any other issuer that is a reporting         ----------------         ------------------------------
        issuer (or the equivalent) in a
        jurisdiction or a foreign jurisdiction,         Ronald McIntosh                 NAV Energy Trust
        identify both the director and the other                                        CI Energy Ltd.
        issuer.
                                                        Rodger Tourigny                 NAV Energy Trust
                                                                                        Burmis Energy Inc.

                                                        Lamont Tolley(1)                Rally Energy Corp.
                                                                                        Delphi Energy Corp.

                                                        Roderick Myers                  Find Energy Ltd.

                                                        (1)  Not standing for re-election at the upcoming meeting of Advantage unitholders.

(e)     Disclose whether or not the independent         The independent directors hold regularly scheduled in camera sessions,
        directors hold regularly scheduled meetings     without non-independent directors and members of management present either
        at which non-independent directors and          before or after each meeting of the board and otherwise as required.
        members of management are not in attendance.    During 2005, twelve of such meetings were held.
        If the independent directors hold such
        meetings, disclose the number of meetings
        held since the beginning of the issuer's
        most recently completed financial year. If
        the independent directors do not hold such
        meetings, describe what the board does to
        facilitate open and candid discussion among
        its independent directors.

(f)     Disclose whether or not the chair of            The chair of the board (the "Chair"), Steven Sharpe, is an independent
        the board is an independent director. If        director within the meaning of NI 58-101, and has the following role and
        the board has a chair or lead director          responsibilities:
        who is an independent  director,  disclose
        the identity of the independent chair or        o   The Chair shall, when present, preside at all meetings of the
        lead director, and describe his or her              board and, unless otherwise determined by the directors, at all
        role and responsibilities. If the board             meetings of shareholders.
        has neither a chair that is independent
        nor a lead director that is independent,        o   The Chair shall endeavour to provide overall leadership to the
        describe what the board does to provide             board without limiting the principle of collective responsibility and
        leadership for its independent directors.           the ability of the board to function as a unit.

                                                        o   To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow directors.
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                                                   A-2

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                                                        o   The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best is possible in the board work for the benefit of the Corporation. The
                                                            Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

                                                        o   The Chair shall endeavour to ensure that the board's deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present.

                                                        o   The Chair shall encourage board members to ask questions and express view points during meetings.

                                                        o   The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

                                                        o   The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non-management closed sessions with internal personnel or outside advisors, as needed or appropriate.

                                                        o   The Chair shall endeavour to establish a line of communication with a
                                                            Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

                                                        o   The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance
                                                            Committee.

                                                        o   The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the unitholders meet at least once annually and as many additional times as required by law.

                                                        o   With respect to meetings of directors or shareholders, it is the duty of the Chair to enforce the Rules of Order.

                                                        o   The Chair shall liaise with the Corporate Secretary of the
                                                            Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the
                                                            Committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

                                                        o   The Chair shall endeavour to:

                                                            o    ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

                                                            o    facilitate effective communication between directors and
                                                                 Management, both inside and outside of board meetings;

                                                            o    actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual directors, committees chairs
                                                                 (other than the Board Chair or any committee upon which the
                                                                 Board Chair sits as the Chair) and CEO;

                                                            o    when appropriate, assist directors in their transition from the board and to support the orientation of new directors and the continuing education of current directors; and
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                                                   A-3
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                                                            o    to ensure that an annual performance evaluation of the Board
                                                                 Chair (and any committee upon which the Board Chair sits as the
                                                                 Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)     Disclose the attendance record of               There was a total of 11 board of directors meetings in 2005. The
        each directors for all board meetings           attendance record of each director is as follows:
        held since the beginning of the issuer's
        most recently completed financial year.         Gary F. Bourgeois attended 100% of the meetings (11 out of 11).

                                                        Kelly I. Drader attended 100% of the meetings (11 out of 11).

                                                        Roderick M. Myers attended 91% of the meetings (10 out of 11).

                                                        Carol D. Pennycook attended 91% of the meetings (10 out of 11).

                                                        Steven Sharpe attended 100% of the meetings (11 out of 11).

                                                        Lamont Tolley attended 90% of the meetings (10 out of 11).

                                                        Rodger A. Tourigny attended 82% of the meetings (9 out of 11).

                                                        Ronald A. McIntosh attended 82% of the meetings (9 out of 11).

2.      BOARD MANDATE - Disclose the text of            The mandate of the board is attached to the Management Information
        the board's written mandate. If the             Circular - Proxy Statement as Schedule B.
        board does not have a written mandate,
        describe how the board delineates its
        role and responsibilities.

3.      POSITION DESCRIPTIONS

(a)     Disclose whether or not the board has           The board has developed written position descriptions for the chair of the
        developed written position descriptions         board and chair of each committee of the board.
        for the chair and the chair of each
        board committee. If the board has not
        developed written position descriptions
        for the chair and/or the chair of each
        board committee, briefly describe how
        the board delineates the role and
        responsibilities of each such position.

(b)     Disclose whether or not the board and           The board and the CEO have developed a written position description for
        CEO have developed a written position           the CEO.
        description for the CEO. If the board
        and CEO have not developed such a
        position description, briefly describe
        how the board delineates the role and
        responsibilities of the CEO.

4.      ORIENTATION AND CONTINUING EDUCATION

(a)     Briefly describe what measures the              The board provides new directors with access to all background documents
        board takes to orient new directors             of the Trust, including all corporate records and prior board materials.
        regarding (i) the role of the board, its        New board members are offered access to all officers of the Trust for
        committees and its directors, and (ii)          orientation of new members as to the nature and operations of the business.
        the nature and operation of the issuer's
        business.
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                                                   A-4
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(b)     Briefly describe what measures, if              The Trust will consider any request for it to pay for any education courses
        any, the board takes to provide                 for any members of the board relating to corporate governance or financial
        continuing education for its directors.         literacy. In addition, management of the Trust is available to members of
        If the board does not provide continuing        the board to discuss operational and other matters.
        education, describe how the board ensures
        that its directors maintain the skill and
        knowledge necessary to meet their
        obligations as directors.

5.      ETHICAL BUSINESS CONDUCT

(a)     Disclose whether or not the board has           The board has adopted a written Code of Business Conduct and Ethics and
        adopted a written code for the directors,       Code of Ethics for Senior Officers.
        officers and employees. If the board has
        adopted a written code:

        (i)    disclose how a person or company may     The Code of Business Conduct and Ethics and Code of Ethics for Senior
               obtain a copy of the code;               Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageincome.com.

        (ii)   describe how the board monitors          The board monitors compliance with the code by requiring quarterly
               compliance with its code, or if the      certifications by its senior officers as to their compliance with the code
               board does not monitor compliance,       (and the board requests immediate notification of any departures from the
               explain whether and how the board        code). The "whistleblower" policy provides a procedure for the submission
               satisfies itself regarding compliance    of information by any employee relating to possible violations of the code.
               with its code; and

        (iii)  provide a cross-reference to any         There were no material change reports filed pertaining to any departures
               material change report filed since       from the code.
               the beginning of the issuer's most
               recently completed financial year
               that pertains to any conduct of a
               director or executive officer that
               constitutes a departure from the code.

(b)     Describe any steps the board takes to           Board members and executive officers are required to declare the nature and
        ensure directors exercise independent           extent of any material interest in any transactions or agreements and may
        judgement in considering transactions and       not vote in relation to any such matter. In certain cases an independent
        agreements in respect of which a director       committee may be formed to deliberate on such matters in the absence of the
        or executive officer has a material             interested party.
        interest.

(c)     Describe any other steps the board              Due to the fact that the Corporation has a Code of Conduct, a reporting
        takes to encourage and promote a culture        process pursuant to such Code of Conduct, a Board Mandate and Terms of
        of ethical business conduct.                    Reference for the Human Resources, Compensation and Corporate Governance
                                                        Committee, the Corporation sees no need for additional steps at this time.

6.      Nomination of Directors

(a)     Describe the process by which the               The Human Resources, Compensation and Corporate Governance Committee is
        board identifies new candidates for board       responsible for identifying new candidates for board nomination having
        nomination.                                     regard to the strengths and constitution of the board members and their perception of the needs of the Trust.

(b)     Disclose whether or not the board has           The Human Resources, Compensation and Corporate Governance Committee is
        a nominating committee composed entirely        comprised of only independent directors.
        of independent directors. If the board
        does not have a nominating committee
        composed entirely of independent directors,
        describe what steps the board takes to
        encourage an objective nomination process.
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                                                   A-5
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(c)     If the board has nominating committee,          The Human Resources, Compensation and Corporate Governance Committee is
        describe the responsibilities, powers           responsible for identifying new candidates for board nomination having
        and operation of the nominating                 regard to the strengths and constitution of the board members and their
        committee.                                      perception of the needs of the Trust.

7.      Compensation

(a)     Describe the process by which the               The Human Resources, Compensation and Corporate Governance Committee
        board determines the compensation for           conducts a review of directors' and officers' compensation having regard
        the issuer's directors and officers.            to the Trust's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the
                                                        Trust.

(b)     Disclose whether or not the board has           The Human Resources, Compensation and Corporate Governance Committee is
        a compensation committee composed               comprised of only independent directors.
        entirely of independent directors. If
        the board does not have a compensation
        committee composed entirely of independent
        directors, describe what steps the board
        takes to ensure an objective process for
        determining such compensation.

(c)     If the board has a compensation committee,      The Human Resources, Compensation and Corporate Governance Committee was
        describe the responsibilities, powers and       constituted to assist the board in meeting their responsibilities by operation of the compensation committee.
                                                        o   reviewing and reporting to the board of directors concerning the overall compensation program and philosophy;

                                                        o   reviewing and recommending to the board of directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

                                                        o   reviewing and approving corporate goals and objectives relevant to
                                                            CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board) determine and approve the CEO's compensation based on this evaluation;

                                                        o   making recommendations to the board of directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity-based plans that are subject to board approval;

                                                        o   reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk;
                                                            make recommendations to the board of directors;

                                                        o   reviewing and evaluating management's recommendations as to the allocation of Management Fees and Termination Fees (in each case as defined in the Management Agreement) and formulate a recommendation to the board of directors for approval;

                                                        o   reviewing annually and recommending for approval to the board of directors the executive compensation disclosure and "Report of the
                                                            Compensation Committee" disclosure of the Corporation in its information circular;

                                                        o   reviewing annually the Committee's Terms of Reference;

                                                        o   administering the Trust Unit Incentive Rights Plan approved by the board of directors and any other incentive plans implemented by the
                                                            Corporation, in accordance with their respective terms; and

                                                        o   producing a report on executive officer compensation on an annual basis.

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                                                   A-6
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(d)     If a compensation consultant or advisor         No compensation consultants nor advisors were retained in the most recently
        has, at any time since the beginning of         completed financial year.
        the issuer's most recently completed
        financial year, been retained to assist
        in determining compensation for any of
        the issuer's directors and officers,
        disclose the identity of the consultant
        or advisor and briefly summarize the
        mandate for which they have been retained.
        If the consultant or advisor has been
        retained to perform any other work for the
        issuer, state that fact and briefly describe
        the nature of the work.

8.      Other Board Committees - If the board           HUMAN RESOURCES, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE
        has standing committees other than the
        audit, compensation and nominating              Members: Ronald McIntosh, Roderick Myers, Carol Pennycook and Steven
        committees, identify the committees and         Sharpe, all of whom are independent directors.
        describe their function.

                                                        The Human Resources, Compensation and Corporate Governance Committee
                                                        assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees;
                                                        developing and reviewing the Trust's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human
                                                        Resources, Compensation and Corporate Governance Committee is disclosed in Item 7 "Compensation" above. The human resources mandate of the committee is disclosed in Item 6 "Nomination of Directors" above. The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

                                                        There were 4 meetings of the committee in 2005.

                                                        INDEPENDENT RESERVE EVALUATION COMMITTEE

                                                        Members: Ronald McIntosh, Roderick Myers and Lamont Tolley, all of whom are independent directors.

                                                        The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage's reserve audit and to review the annual independent engineering report. The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51-101. The committee also reviews any other oil and gas reserve report prior to release by the
                                                        Trust to the public and reviews all of the disclosure in the Annual
                                                        Information Form related to the oil and gas activities of the Trust.

                                                        There were 2 meetings of the committee in 2005.

9.      Assessments - Disclose whether or not           The effectiveness of the board, its committees on the individual board
        the board, its committees and individual        members is reviewed through a yearly self assessment and inquiry
        directors are regularly assessed with           questionnaire.
        respect to their effectiveness and
        contribution. If assessments are regularly
        conducted, describe the process used for
        the assessments. If assessments are not
        regularly conducted, describe how the board
        satisfies itself that the board, its
        committees, and its individual directors are
        performing effectively.

                                 SCHEDULE "B"

                       MANDATE OF THE BOARD OF DIRECTORS

The  Board  of  Directors  (the  "Board")  of  Advantage  Oil & Gas  Ltd.  (the
"Corporation") is responsible for the stewardship of the Corporation and Advantage Energy Income Fund (the "Trust") to the extent delegated to the Corporation under the Trust Indenture (together, "Advantage"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavor to:

         (a) define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

         (b) monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

         (c)    discharge the duties  imposed on the Board by applicable  laws;
                and

         (d)    for the purpose of carrying out the foregoing responsibilities,
                take  all  such  actions  as  the  Board  deems   necessary  or
                appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

STRATEGIC OPERATING, CAPITAL PLANS AND FINANCING PLANS

o require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

         o    be designed to achieve Advantage's principal objectives,

         o identify the principal strategic and operational opportunities and risk of Advantage's business, and

         o be approved by the Board as a pre-condition to the implementation of such plans;

o review progress towards the achievement of the goals established in the strategic, operating and capital plans;

o review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

o approve the annual operating and capital budgets and plans and subsequent revisions thereof;

o        approve capital expenditures in excess of $2 million;

o        approve the establishment of credit facilities and borrowings;

o approve issuances of additional Trust units or other securities to the public; and

o approve such other matters as are designated to the Board in the Amended and Restated Trust Indenture dated April 27, 2005 as it may be amended from time to time.

MONITORING AND ACTING

o        monitor  Advantage's  progress  towards  its goals,  and to revise and
         alter  its   direction   through   management  in  light  of  changing
         circumstances;

o monitor overall human resource policies and procedures, including compensation and succession planning;

o appoint the CEO and determine the terms of the CEO's employment with Advantage;

o        approve the distribution policy of Advantage;

o review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

o monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

o in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

o require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

o        approve all matters relating to a takeover bid of Advantage.

COMPLIANCE REPORTING AND CORPORATE COMMUNICATIONS

o review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

o recommend to unitholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

o review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

o review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

o        review,  consider and where required,  approve,  the reports  required
         under   National/Instrument   51-101   of  the   Canadian   Securities
         Administrators;

o report annually to unitholders on the Board's stewardship for the preceding year; and

o where required, approve any policy designed to enable Advantage to communicate effectively with its unitholders and the public generally.

GOVERNANCE

o in consultation with the Chair of the Board, develop a position description for the Chair of the Board;

o facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

         o    selecting nominees for election to the Board,

         o appointing a Chair of the Board who is not a member of management;

         o appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

         o defining the mandate or terms of reference of each committee of the Board,

         o ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director, and

         o establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

o        review  annually  the  adequacy  and  form  of  the   compensation  of
         directors.


DELEGATION

o The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.


COMPOSITION

o A majority of Board members should be "independent" Directors as such term is defined in Multilateral Instrument 52-110 - Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

o On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

o Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.


MEETINGS

o The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

o Minutes of each meeting shall be prepared by the Secretary to the Board.

o The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

o Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.


REPORTING / AUTHORITY

o Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

o Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

o The Board shall have the authority to review any corporate report or material and to investigate activity of the Trust and to request any employees to cooperate as requested by the Board.

o        The Board may retain persons having  special  expertise  and/or obtain
         independent   professional   advice  to  assist  in   fulfilling   its
         responsibilities at the expense of Advantage.

                         ADVANTAGE ENERGY INCOME FUND

                              INSTRUMENT OF PROXY
                 FOR ANNUAL AND SPECIAL MEETING OF UNITHOLDERS


         The undersigned holder ("Unitholder") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") hereby appoints of Kelly I. Drader, President and Chief Executive Officer, of Advantage Oil & Gas Ltd. ("AOG"), of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Vice-President, Finance and Chief Financial Officer of AOG, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, __________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on April 26, 2006 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1.       FOR  |_|  OR  WITHHOLD  FROM  VOTING  FOR  |_|  the   appointment   of
         Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. FOR |_| OR WITHHOLD FROM VOTING FOR |_| the selection of five (5) of the seven (7) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated March 7, 2006 (the "Information Circular - Proxy Statement");

3. FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. FOR |_| OR AGAINST |_| the resolution set forth in the Information Circular approving the reservation and issuance of up to 2,000,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular - Proxy Statement;

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

         THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE TRUST. THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE UNITHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

         The undersigned hereby revokes any proxies heretofore given.

         Dated this ____ day of ________________, 2006.


                                          ______________________________________
                                          (signature of Unitholder)


                                          ______________________________________
                                          (Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.